

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A COLORADO LIMITED LIABILITY COMPANY UNDER THE NAME OF “VYMEDIC, LLC” TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "VYMEDIC, LLC" TO "VYMEDIC INC.",FILED IN THIS OFFICE ON THE THIRTIETH DAY OF MARCH, A.D. 2020, AT 9:19 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

7918141 8100F
SR# 20202443659

Authentication: 202685366
Date: 03-31-20

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:19 AM 03/30/2020
FILED 09:19 AM 03/30/2020
SR 20202443659 - File Number 7918141

STATE of DELAWARE

CERTIFICATE of CONVERSION FROM a LIMITED LIABILITY COMPANY to a CORPORATION PURSUANT to SECTION 265 of THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Colorado.

2.) The jurisdiction immediately prior to filing this Certificate is Colorado.

3.) The date the Limited Liability Company first formed is March 12, 2008.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is Vymedic, LLC

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Vymedic Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 30th day of March, A.D. 2020.

By: David E. Bartlett

Name: David E. Bartlett

Title: Authorized Signatory

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "VYMEDIC

INC." FILED IN THIS OFFICE ON THE THIRTIETH DAY OF MARCH, A.D.

2020, AT 9:19 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO

THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

7918141 8100F
SR# 20202443659

Authentication: 202685366
Date: 03-31-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:19 AM 03/30/2020
FILED 09:19 AM 03/30/2020
SR 20202443659 - File Number 7918141

CERTIFICATE of INCORPORATION

of

VYMEDIC INC.

ARTICLE I.

The name of this corporation is Vymedic Inc. (the "*Corporation*").

ARTICLE II.

The address of the registered office of the Corporation in the State of Delaware is 838 Walker Rd, Ste 21-2, in the City of Dover, County of Kent, State of Delaware 19904, and the name of the registered agent at that address is Corp 2000.

ARTICLE III.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV.

The name and address of the Corporation's incorporator is David E. Bartlett, 455 Golden Eagle Drive, Broomfield, Colorado 80020.

ARTICLE V.

A. This Corporation is authorized to issue two classes of stock to be designated, respectively, "*Common Stock*" and "*Preferred Stock*." The total number of shares that the Corporation is authorized to issue is thirty million (30,000,000) shares. Twenty million (20,000,000) shares shall be Common Stock, $0.0001 par value per share, and ten million (10,000,000) shares shall be Preferred Stock, $0.0001 par value per share.

B. The Board of Directors may issue Preferred Stock from time to time in one or more series. The Board of Directors is hereby authorized to adopt a resolution or resolutions from time to time, within the limitations and restrictions stated in this Certificate of Incorporation, or any amendment of such certificate, to fix or alter the voting powers, designations, preferences, rights, privileges, qualifications, limitations and restrictions of any

wholly unissued class of Preferred Stock, or any wholly unissued series of any such class, and the number of shares constituting any such series and the designation thereof, or any of them, and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding.   In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE VI.

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE VII.

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

ARTICLE VIII.

Election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE IX.

The number of directors that shall constitute the whole Board of Directors shall be fixed from time to time by, or in the manner provided in, the Bylaws or in an amendment thereof duly adopted by the Board of Directors or by the stockholders.

ARTICLE X.

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in applicable statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE XI.

Except as otherwise provided in this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE XII.

The Corporation expressly elects not to be governed by Section 203 (business combinations with interested stockholders) of the Delaware General Corporation Law.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has signed this Certificate of Incorporation this 30th day of March, 2020.

David E. Bartlett (signature)

_____

David E. Bartlett,
Sole Incorporator